

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Mark Meller
Chief Executive Officer
5 Regent Street
Livingston, New Jersey 09039

    Re: Trey Resources, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 31, 2010
            File No. 000-50302

Dear Mr. Meller:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Stephen Krikorian
                Accounting Branch Chief